Exhibit 16.1
August 21, 2020
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 21, 2020, of Investar Holding Corporation and are in agreement with the statements contained in the first sentence of paragraph one as well as the statements in paragraphs two, three and four of item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP